FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 30, 2018

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Cellcom Israel Announces First Quarter 2018 Results
2.	Cellcom Israel Ltd. and Subsidiaries - Condensed Consolidated Interim Financial Statements as at March 31, 2018 (Unaudited)

ITEM 1

CELLCOM ISRAEL ANNOUNCES
FIRST QUARTER 2018 RESULTS
------------------------

Cellcom Israel concludes the first quarter of 2018 with net income of NIS 7 million and EBITDA1 of NIS 180 million.

Nir Sztern, Cellcom Israel CEO said:

"The strong growth trend of the fixed line segment also continued in this quarter. Fixed line revenues were up approximately 9% compared to the first quarter of 2017 and EBITDA of this segment reached NIS 68 million.

Cellcom Israel is the only Company in Israel that offers the quatro package.
This advantage allows us to face the competition in the cellular segment, such that even as cellular prices decrease, we are successful in selling a complete communications package, and through this we increase total income per household."

----

First Quarter 2018 Highlights (compared to first quarter of 2017):

▪	Total Revenues totaled NIS 933 million ($265 million) compared to NIS 959 million ($273 million) in the first quarter last year, a decrease of 2.7%

▪	Service revenues totaled NIS 701 million ($199 million) compared to NIS 739 million ($210 million) in the first quarter last year, a decrease of 5.1%

▪	Operating income totaled NIS 45 million ($13 million) compared to NIS 67 million ($19 million) in the first quarter last year, a decrease of 32.8%

▪	Net income totaled NIS 7 million ($2 million) compared to NIS 26 million ($7 million) in the first quarter last year, a decrease of 73.1%

▪	EBITDA[1] totaled NIS 180 million ($51 million) compared to NIS 201 million ($57 million) in the first quarter last year, a decrease of 10.4%

▪	Net cash flow from operating activities totaled NIS 230 million ($65 million) compared to NIS 77 million ($22 million) in the first quarter last year[2], an increase of 198.7%

▪	Free cash flow[1] totaled NIS 84 million ($24 million) compared to NIS 66 million ($19 million) in the first quarter last year, an increase of 27.3%

1 Please see "Use of Non-IFRS financial measures" section in this press release.
2 Net cash flow from operating activities for the first quarter of 2017, included a loan in an amount of NIS 130 million, which was provided to Golan Telecom according to the terms of the Network Sharing Agreement with Golan.

Nir Sztern, the Company's Chief Executive Officer, referred to the results of the first quarter of 2018:

"The strong growth trend of the fixed line segment also continued in this quarter. Fixed line segment revenues grew by approximately 9% compared to the first quarter of 2017 and the EBITDA from this segment reached NIS 68 million (61.9% growth from the same quarter last year).
We continued to broaden our TV services, adding 14,000 new subscribers to our service in the first quarter of 2018.
Alongside the continued competition in the cellular segment, we continued to recruit new customers, among others, through a quatro package that offers cellular, television, internet and fixed line home telephony.
Cellcom Israel is the only Company in Israel that offers a quatro package. This advantage allows us to face the competition in the cellular segment, such that even as cellular prices decrease, we are successful in selling a complete communications package, and through this we increase total income per household. In the cellular segment, we finished the first quarter with an addition of 5,000 subscribers, all post-paid subscribers.
In this quarter also, we continued to lay down our fiber-optic infrastructure to the home, in order to make “Super Fiber”, our fast and quality internet service, accessible to households, as part of our quatro, triple and bundle offerings.
Further, we continued to advance a possible investment in Israel Broadband Company (IBC) and after we issued a non-binding letter of intent and reached understanding with the Israeli Electric Company (IEC) regarding an update of IEC's services prices to IBC, if we invest in IBC, we conduct negotiations with IBC and its shareholders for investing in IBC. In the last few days, the Ministry of Communications published a hearing as to the reduction of the universal deployment to which IBC is bound by its license, the approval of which shall assist in advancing the negotiations among the parties.
We recently have been informed that, once again, the IDF (the Israeli Defense Forces) selected Cellcom Israel Group to be the cellular operator for the IDF soldiers for the coming three years. This win reflects, once again, the significant trust in Cellcom Israel’s network as well as our high level of service, and we are very proud of it.
We continue to act in order to reduce the Company’s expenses and examine various ways to become more efficient, in order to cope with the price erosion in the cellular segment. A few days ago we announced the launch of a voluntary retirement plan that will be another layer of streamlining the Company's expenses."

Shlomi Fruhling, Chief Financial Officer, said:

"During the first quarter of 2018 the erosion in revenues from cellular services continued as a result of the intensified competition in the market, as well as due to the change in the classification of the consideration from Golan as of the coming into force of the sharing agreement with Golan in the second quarter of 2017, compared to national roaming revenues in the same quarter last year. Despite the continued competition, we experienced a decrease in the churn rate of cellular subscribers as compared with the previous quarter and the same quarter last year. After the end of the quarter, Xfone launched its services as the 6th Mobile Network operator (MNO) in Israel, and since its entrance, we are experiencing an additional increase in the competition level in the market, reflected in an increased amount of transfers among the operators and a decrease in the pricing level in the market. The continuation of this trend is expected to negatively impact the Company's cellular segment results.
 Our subscriber base in the TV and internet services continued to grow during the quarter, with most of the subscribers joining these services as part of our triple and quatro offering. Fixed line segment revenues grew by approximately 9% compared with the same quarter last year due to the continued growth in subscriber base and the classification of part of the consideration from the sharing agreement with Golan to the fixed line segment.
The free cash flow in the first quarter of 2018 reached NIS 84 million, a 27.3% increase compared to the same period last year. The increase in the free cash flow was mainly due to a reduction in payments to suppliers and was partially offset by a decrease in receipts from customers for services and end user equipment.
The Board of Directors decided not to distribute a dividend for the first quarter of 2018, in light of the intense competition in the market and its negative impact on the Company’s results of operations and in order to continue to strengthen the Company’s balance sheet. The board will review its decision in the future, taking into consideration developments in market conditions and the Company’s needs."

Netanya, Israel – May 30, 2018 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group") announced today its financial results for the first quarter of 2018.
 The Company reported that revenues for the first quarter of 2018 totaled NIS 933 million ($265 million); EBITDA for the first quarter of 2018 totaled NIS 180 million ($51 million), or 19.3% of total revenues; net income for the first quarter of 2018 totaled NIS 7 million ($2 million). Basic earnings per share for the first quarter of 2018 totaled NIS 0.08 ($0.02).

Main Consolidated Financial Results:

	Q1/2018	Q1/2017	Change%	Q1/2018	Q1/2017
	NIS million			US$ million (convenience translation)
Total revenues	933	959	(2.7)%	265	273
Operating Income	45	67	(32.8)%	13	19
Net Income	7	26	(73.1)%	2	7
Free cash flow	84	66	27.3%	24	19
EBITDA	180	201	(10.4)%	51	57
EBITDA, as percent of total revenues	19.3%	21.0%	(8.1)%

Main Financial Data by Operating Segments:

	Cellular (*)			Fixed-line (**)			Consolidation adjustments (***)		Consolidated results
NIS million	Q1'18	Q1'17	Change %	Q1'18	Q1'17	Change %	Q1'18	Q1'17	Q1'18	Q1'17	Change %
Total revenues	630	692	(9.0)%	343	316	8.5%	(40)	(49)	933	959	(2.7)%
Service revenues	437	509	(14.1)%	304	279	9.0%	(40)	(49)	701	739	(5.1)%
Equipment revenues	193	183	5.5%	39	37	5.4%	-	-	232	220	5.5%
EBITDA	112	159	(29.6)%	68	42	61.9%	-	-	180	201	(10.4)%
EBITDA, as percent of total revenues	17.8%	23.0%	(22.6)%	19.8%	13.3%	48.9%			19.3%	21.0%	(8.1)%

 (*)      The segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)     The segment includes landline telephony services, internet infrastructure and connectivity services, television services, transmission services, end user fixed-line equipment and supplemental services.

(***)   Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (first quarter of 2018 compared to first quarter of 2017):

Revenues for the first quarter of 2018 decreased 2.7% totaling NIS 933 million ($265 million), compared to NIS 959 million ($273 million) in the first quarter last year. The decrease in revenues is attributed to a 5.1% decrease in service revenues, which was partially offset by a 5.5% increase in equipment revenues.

Service revenues totaled NIS 701 million ($199 million) in the first quarter of 2018, a 5.1% decrease compared to NIS 739 million ($210 million) in the first quarter last year.

Service revenues in the cellular segment totaled NIS 437 million ($124 million) in the first quarter of 2018, a 14.1% decrease compared to NIS 509 million ($145 million) in the first quarter last year. This decrease resulted mainly from the ongoing erosion in the price of these services as a result of the competition in the cellular market and from the difference between the national roaming services revenues in the first quarter of 2017 and the revenues for rights of use in cellular networks according to the network sharing agreement with Golan Telecom Ltd. ("Golan", the "Network Sharing Agreement with Golan")3, which came into force as of the beginning of the second quarter of 2017.

Service revenues in the fixed-line segment totaled NIS 304 million ($87 million) in the first quarter of 2018, a 9.0% increase compared to NIS 279 million ($79 million) in the first quarter last year. This increase resulted mainly from fixed-line communications services provided according to the Network Sharing Agreement with Golan, as well as from an increase in revenues from TV and internet services.

Equipment revenues totaled NIS 232 million ($66 million) in the first quarter of 2018, a 5.5% increase compared to NIS 220 million ($63 million) in the first quarter last year. This increase resulted mainly from an increase in the amount of end user equipment sold in the cellular segment.

Cost of revenues for the first quarter of 2018 were similar to the first quarter of 2017 and totaled NIS 665 million ($189 million). In the first quarter of 2018, there was an increase in cost of equipment, which resulted mainly from an increase in the quantity of end user equipment sold in the cellular segment and an increase in costs of TV services content and in costs related to internet services in the fixed-line segment, which were fully offset, mainly from Golan's participation in operating costs according to the Network Sharing Agreement with Golan, a decrease in depreciation expenses and a decrease in costs of extended warranty services for end user equipment.

Gross profit for the first quarter of 2018 totaled NIS 268 million ($76 million), an 8.8% decrease compared to NIS 294 million ($84 million) in the first quarter of 2017. Gross profit margin for the first quarter of 2018 amounted to 28.7%, down from 30.7% in the first quarter of 2017.

3 According to the terms of the Network Sharing Agreement with Golan, part of the consideration is recognized as revenues and part is recognized as a reduction of operation costs. In addition, revenues from the Network Sharing Agreement are divided between the cellular and fixed-line segments.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the first quarter of 2018 decreased 1.8% to NIS 223 million ($63 million), compared to NIS 227 million ($65 million) in the first quarter of 2017. This decrease is primarily a result of a decrease in doubtful accounts expenses. This decrease was partially offset by an increase in amortization expenses of salaries and commissions expenses which were capitalized as part of the customer acquisition costs, as a result of early adoption of a new International Financial Reporting Standard (IFRS 15) as of the first quarter of 2017 (the "Adoption of IFRS15").

Operating income for the first quarter of 2018 decreased by 32.8% to NIS 45 million ($13 million) from NIS 67 million ($19 million) in the first quarter of 2017.

EBITDA for the first quarter of 2018 decreased by 10.4% to NIS 180 million ($51 million), compared to NIS 201 million ($57 million) in the first quarter of 2017. EBITDA as a percent of revenues for the first quarter of 2018 totaled 19.3%, down from 21.0% in the first quarter of 2017. The decrease in EBITDA is attributed to a 29.6% decrease in the cellular segment EBITDA, which was partially offset by a 61.9% increase in the fixed line segment EBITDA.

Cellular segment EBITDA for the first quarter of 2018 totaled NIS 112 million ($32 million), compared to NIS 159 million ($45 million) in the first quarter last year, a decrease of 29.6%, which resulted mainly from a decrease in service revenues as mentioned above, and from the difference between national roaming services revenues in the first quarter of 2017 and the revenues for rights of use in cellular networks according to the Network Sharing Agreement with Golan in the first quarter of 2018.

Fixed-line segment EBITDA for the first quarter of 2018 totaled NIS 68 million ($19 million), compared to NIS 42 million ($12 million) in the first quarter last year, a 61.9% increase, mainly as a result of an increase in revenues from fixed-line communications services provided according to the Network Sharing Agreement with Golan, and from an increase in activity in the internet and TV fields.

Financing expenses, net for the first quarter of 2018 increased by 6.5% and totaled NIS 33 million ($10 million), compared to NIS 31 million ($9 million) in the first quarter of 2017.

Net Income for the first quarter of 2018 totaled NIS 7 million ($2 million), compared to NIS 26 million ($7 million) in the first quarter of 2017, a 73.1% decrease.

Basic earnings per share for the first quarter of 2018 totaled NIS 0.08 ($0.02), compared to NIS 0.25 ($0.07) in the first quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	Q1/2018	Q1/2017	Change (%)
Cellular subscribers at the end of period (in thousands)	2,822	2,792	1.1%
Churn Rate for cellular subscribers (in %)	9.5%	12.0%	(20.8)%
Monthly cellular ARPU (in NIS)	51.8	60.2	(14.0)%

Cellular subscriber base - at the end of the first quarter of 2018 the Company had approximately 2.822 million cellular subscribers. During the first quarter of 2018 the Company's cellular subscriber base increased by approximately 5,000 net cellular subscribers.

Cellular Churn Rate for the first quarter of 2018 totaled to 9.5%, compared to 12.0% in the first quarter last year.

The monthly cellular Average Revenue per User ("ARPU") for the first quarter of 2018 totaled NIS 51.8 ($14.7), compared to NIS 60.2 ($17.1) in the first quarter last year. The decrease in ARPU resulted mainly from the ongoing erosion in the prices of cellular services, resulting from the intensified competition in the cellular market and from the difference between national roaming services revenues in the first quarter of 2017 and the revenues for rights of use in cellular networks according to the Network Sharing Agreement with Golan in the first quarter of 2018.

Main Performance Indicators - Fixed-line segment:

	Q1/2018	Q1/2017	Change (%)
Internet infrastructure field subscribers - (households) at the end of period (in thousands)	235	173	35.8%
TV field subscribers - (households) at the end of period (in thousands)	184	124	48.4%

In the first quarter of 2018, the Company's subscriber base in the internet infrastructure field increased by approximately 13,000 net households, and the Company's subscriber base in the TV field increased by 14,000 net households.

Financing and Investment Review

The Company's liquidity requirements relate primarily to working capital requirements, debt service, capital expenditures for the expansion and enhancement of its networks, end user equipment and payment of dividends, to the extent declared. The Company has historically funded these requirements through cash flows from operations and raising new debt. Going forward, the Company may also seek to fund these requirements through issuances of equity securities, including ordinary shares.

Cash Flow

Free cash flow for the first quarter of 2018, totaled NIS 84 million ($24 million), compared to NIS 66 million ($19 million) in the first quarter of 2017 (after elimination of a loan provided to Golan Telecom in the amount of NIS 130 million, as previously reported), a 27.3% increase. The increase in free cash flow, resulted mainly from decrease in payments to suppliers and was partially offset by a decrease in receipts from customers for services and end user equipment.

Total Equity

Total Equity as of March 31, 2018 amounted to NIS 1,414 million ($402 million) primarily consisting of undistributed accumulated retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets and others

During the first quarter of 2018, the Company invested NIS 146 million ($42 million) in fixed assets and intangible assets and others (including, among others, investments in the Company's communications networks, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the adoption of IFRS 15), compared to NIS 140 million ($40 million) in the first quarter 2017.

Dividend

On May 29, 2018, the Company's Board of Directors decided not to declare a cash dividend for the first quarter of 2018. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters.   No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2017 on Form 20-F dated March 26, 2018, or the 2017 Annual Report, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures, Material Loans and Financial Liabilities

For information regarding the Company's outstanding debentures as of March 31, 2018, see "Disclosure for Debenture Holders" section in this press release.
For information regarding the Company's material loans as of March 31, 2018, see "Aggregation of the Information regarding the Company's Material Loans" section in this press release.
For a summary of the Company's financial liabilities as of March 31, 2018, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the first quarter of 2018 and subsequent to the end of the reporting period

Network Sharing Agreement

In April 2018, Marathon 018 Xfone Ltd., with which the Company entered a network sharing agreement, commenced operating in the Israeli cellular market.
For additional details, see the Company's 2017 Annual Report under “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business” and "Item 4. Information on the Company – B. Business Overview - Networks and Infrastructure - Cellular Segment- Network Sharing Agreements" and "- Competition – Cellular Segment".

Negotiations regarding Collective Employment Agreement and Voluntary Retirement Plan

The Company is in advanced stages of negotiations with its employees' representatives and the Histadrut (an Israeli union labor) regarding a new collective employment agreement, which the Company anticipates will be similar to the Company's previous collective employment agreement (which expired at the end of 2017) and will include certain nonmaterial additions.
In addition, in May 2018, the Group, in collaboration with the employees representatives, launched a new voluntary retirement plan for employees. As of the date of this report, the number of employees who will join the plan and the expense the Company will record with respect to this plan, are unknown.
For additional details including regarding the Company's previous collective employment agreement see the Company's 2017 Annual Report under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – The unionizing of our employees may prevent us from executing necessary organizational and personnel changes, result in increased costs or disruption to our operation" and "Item 6. Directors, senior management and employees – D. Employees."

Regulation

In May 2018, the Ministry of Communications amended the Group's licenses to regulate the manner of response of call centers, including measurable parameters for response times. The amendment shall come into force in March 2019. The Company is studying the amendment and at this stage cannot estimate the amendment's effect on its results of operations.
For additional details see the Company's 2017 Annual Report under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We operate in a heavily regulated industry, which can harm our results of operations. Regulation in Israel has materially adversely affected our results" and under "Item 4. Information on The Company – B. Business Overview – Government Regulations – Cellular Segment - Our Cellular License."

Conference Call Details

The Company will be hosting a conference call regarding its results for the first quarter of 2018 on Wednesday, May 30, 2018 at 10:00 am ET, 07:00 am PT, 15:00 UK time, 17:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141          UK Dial-in Number: 0 800 917 5108

Israel Dial-in Number: 03 918 0644           International Dial-in Number:  +972 3 918 0644

at: 10:00 am Eastern Time; 07:00 am Pacific Time; 15:00 UK Time; 17:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.822 million cellular subscribers (as at March 31, 2018) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2017.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.514 = US$ 1 as published by the Bank of Israel for March 31, 2018.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans and gain (loss) due to sale of subsidiaries); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

			Convenience
			translation
			into US dollar
	March 31,	March 31,	March 31,	December 31,
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	589	593	169	527
Current investments, including derivatives	283	361	103	364
Trade receivables	1,293	1,276	363	1,280
Current tax assets	47	3	1	4
Other receivables	71	82	23	89
Inventory	67	69	19	70

Total current assets	2,350	2,384	678	2,334

Trade and other receivables	914	881	251	895
Property, plant and equipment, net	1,628	1,588	452	1,598
Intangible assets and others, net	1,230	1,271	362	1,260
Deferred tax assets	1	1	-	-

Total non- current assets	3,773	3,741	1,065	3,753

Total assets	6,123	6,125	1,743	6,087

Liabilities
Current maturities of debentures and of loans from financial institutions	709	565	161	618
Trade payables and accrued expenses	639	674	192	652
Current tax liabilities	1	-	-	4
Provisions	101	94	27	91
Other payables, including derivatives	243	255	72	277

Total current liabilities	1,693	1,588	452	1,642

Long-term loans from financial institutions	340	462	132	462
Debentures	2,511	2,487	708	2,360
Provisions	30	21	6	21
Other long-term liabilities	33	18	5	15
Liability for employee rights upon retirement, net	12	15	4	15
Deferred tax liabilities	137	120	34	131

Total non- current liabilities	3,063	3,123	889	3,004

Total liabilities	4,756	4,711	1,341	4,646

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(1)	-	-	-
Retained earnings	1,348	1,409	401	1,436

Non-controlling interest	19	4	1	4

Total equity	1,367	1,414	402	1,441

Total liabilities and equity	6,123	6,125	1,743	6,087

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income (Unaudited)

	Three-month period ended March 31,		Convenience translation into US dollar Three- month period ended March 31,	Year ended December 31,
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions

Revenues	959	933	265	3,871
Cost of revenues	(665)	(665)	(189)	(2,680)

Gross profit	294	268	76	1,191

Selling and marketing expenses	(114)	(132)	(37)	(479)
General and administrative expenses	(113)	(91)	(26)	(426)
Other income, net	-	-	-	11

Operating profit	67	45	13	297

Financing income	16	11	3	52
Financing expenses	(47)	(44)	(13)	(196)
Financing expenses, net	(31)	(33)	(10)	(144)

Profit before taxes on income	36	12	3	153

Taxes on income	(10)	(5)	(1)	(40)
Profit for the period	26	7	2	113
Attributable to:
Owners of the Company	25	7	2	112
Non-controlling interests	1	-	-	1
Profit for the period	26	7	2	113

Earnings per share
Basic earnings per share (in NIS)	0.25	0.08	0.02	1.11

Diluted earnings per share (in NIS)	0.25	0.08	0.02	1.10

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	100,604,795	101,044,557	101,044,557	100,654,935

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	101,390,301	101,141,836	101,141,836	100,889,661

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

			Convenience
			translation
			into US dollar
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	26	7	2	113
Adjustments for:
Depreciation and amortization	133	133	38	555
Share based payments	1	2	-	2
Gain on sale of property, plant and equipment	-	-	-	(1)
Gain on sale of shares in a consolidated company	-	-	-	(10)
Income tax expense	10	5	1	40
Financing expenses, net	31	33	10	144

Changes in operating assets and liabilities:
Change in inventory	(3)	1	-	(6)
Change in trade receivables (including long-term amounts)	60	15	5	132
Change in other receivables (including long-term amounts)	(152)	9	3	(191)
Change in trade payables, accrued expenses and provisions	(11)	31	8	(27)
Change in other liabilities (including long-term amounts)	(6)	5	1	28
Payments for derivative hedging contracts, net	-	(2)	-	(3)
Income tax paid	(12)	(9)	(3)	(44)
Income tax received	-	-	-	42
Net cash from operating activities	77	230	65	774

Cash flows from investing activities
Acquisition of property, plant, and equipment	(93)	(99)	(28)	(346)
Additions to intangible assets and others	(47)	(47)	(13)	(237)
Change in current investments, net	1	(1)	-	(77)
Payments for other derivative contracts, net	(1)	-	-	-
Proceeds from sale of property, plant and equipment	-	-	-	1
Interest received	4	4	1	12
Proceeds from sale of shares in a consolidated company, net of cash disposed	-	-	-	3
Net cash used in investing activities	(136)	(143)	(40)	(644)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (Unaudited) (cont`d)

			Convenience
			translation
			into US dollar
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	-	-	-	(3)
Receipt of long-term loans from financial institutions	-	-	-	200
Repayment of debentures	(514)	(362)	(103)	(864)
Proceeds from issuance of debentures, net of issuance costs	-	396	113	-
Dividend paid	-	-	-	(1)
Interest paid	(78)	(55)	(16)	(175)

Net cash used in financing activities	(592)	(21)	(6)	(843)

Changes in cash and cash equivalents	(651)	66	19	(713)

Cash and cash equivalents as at the beginning of the period	1,240	527	150	1,240

Cash and cash equivalents as at the end of the period	589	593	169	527

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:
	Three-month period ended March 31,			Year ended December 31,
	2017	2018	Convenience translation into US dollar 2018	2017
	NIS millions		US$ millions	NIS millions
Profit for the period	26	7	2	113
Taxes on income	10	5	1	40
Financing income	(16)	(11)	(3)	(52)
Financing expenses	47	44	13	196
Other income	-	-	-	(1)
Depreciation and amortization	133	133	38	555
Share based payments	1	2	-	2
EBITDA	201	180	51	853

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended March 31,			Year ended December 31,
	2017	2018	Convenience translation into US dollar 2018	2017
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities(*)	77	230	65	774
Loan to Golan Telecom	130	-	-	130
Cash flows from investing activities	(136)	(143)	(40)	(644)
Sale of short-term tradable debentures and deposits (**)	(5)	(3)	(1)	65
Free cash flow	66	84	24	325

(*)  Including the effects of exchange rate fluctuations in cash and cash equivalents.
(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2017	Q2-2017	Q3-2017	Q4-2017	Q1-2018	FY-2017

Cellular service revenues	509	481	488	451	437	1,929
Fixed-line service revenues	279	292	292	303	304	1,166

Cellular equipment revenues	183	192	191	204	193	770
Fixed-line equipment revenues	37	39	47	59	39	182

Consolidation adjustments	(49)	(42)	(43)	(42)	(40)	(176)
Total revenues	959	962	975	975	933	3,871

Cellular EBITDA	159	158	160	118	112	595
Fixed-line EBITDA	42	79	66	71	68	258
Total EBITDA	201	237	226	189	180	853

Operating profit	67	102	83	45	45	297
Financing expenses, net	31	44	39	30	33	144
Profit for the period	26	45	32	10	7	113

Free cash flow	66	77	105	77	84	325

Cellular subscribers at the end of period (in 000's)	2,792	2,779	2,805	2,817	2,822	2,817
Monthly cellular ARPU (in NIS)	60.2	57.0	57.8	53.6	51.8	57.1
Churn rate for cellular subscribers (%)	12.0%	10.8%	11.5%	11.5%	9.5%	45.8%

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2018

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.03.2018					As of 29.05.2018		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
F (4)(5)(6)**	20/03/12	714.802	428.881	438.142	4.688	442.830	467.995	428.881	441.150	4.60%	05.01.17	05.01.20	January-5 and July-5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
G (4)(5)(6)	20/03/12	285.198	85.559	85.593	1.393	86.986	90.984	85.559	85.588	6.99%	05.01.17	05.01.19	January-5 and July-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H (4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	949.624	874.140	4.379	878.519	988.463	949.624	877.565	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)**	08/07/14 03/02/15* 11/02/15* 30/03/16*	804.010	804.010	776.532	7.752	784.284	882.803	804.010	777.590	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	26/09/16	103.267	103.267	102.391	0.589	102.980	111.332	103.267	102.820	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)(8)**	26/09/16	303.971	303.971	301.318	2.513	303.831	327.498	303.971	301.389	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
L**	23/01/18	400.600	400.600	396.487	1.811	398.298	398.397	400.600	396.555	2.50%	05.01.23	05.01.28	January-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
Total		3,561.472	3,075.912	2,974.603	23.125	2,997.728	3,267.472	3,075.912	2,982.657

Comments:

(1) For a summary of the terms of the Company's outstanding debentures see the Company's 2017 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service - Public Debentures". In the reporting period, the Company fulfilled all terms of the debentures and Indentures. Debentures financial covenants - as of March 31, 2018 the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the reference above to the Company's 2017 Annual Report) was 3.10. In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Semi annual payments. (4) Regarding the debentures, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding the debentures - the Company has the right for early redemption under certain terms. (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. Series D and E debentures were fully repaid in July 2017 and in January 2017, respectively. (8) In June 2017, the Company undertook to issue NIS 220 million principle amount of additional series K debentures in July 1, 2018, under certain terms. See the Company's 2017 Annual Report, under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service - Public Debentures".

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.
(**) As of March 31, 2018, debentures Series F,H, I, K and L are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2018 (cont`d)

Debentures Rating Details*

Series	Rating Company	Rating as of 31.03.2018 (1)	Rating as of 29.05.2018	Rating assigned upon issuance of the Series	Recent date of rating as of 29.05.2018	Additional ratings between original issuance and the recent date of rating as of 29.05.2018 (2)
Rating
F	S&P Maalot	A+	A+	AA	01/2018	05/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	01/2018	05/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	01/2018	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018	A+ (2)
I	S&P Maalot	A+	A+	A+	01/2018	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018	A+ (2)
J	S&P Maalot	A+	A+	A+	01/2018	08/2016, 06/2017, 01/2018	A+ (2)
K	S&P Maalot	A+	A+	A+	01/2018	08/2016, 06/2017, 01/2018	A+ (2)
L	S&P Maalot	A+	A+	A+	01/2018	01/2018	A+ (2)

(1)	In January 2018, S&P Maalot affirmed the Company's rating of “ilA+/stable”.
(2)
In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017 and January 2018, S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated August 22, 2017, included in the Company's Shelf offering Report filled in the Israeli Securities Authority website ('MAGNA") on January 22, 2018 .

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Aggregation of the information regarding the Company's Material Loans (1), in million NIS

Loan	Provision Date	Principal Amount as of 31.03.2018	Interest Rate (nominal)	Principal Repayment Dates (annual payments)		Interest Repayment Dates (semi-annual payments)	Linkage
				From	To
Loan from financial institution	06/2016	200	4.60%	30.06.18	30.06.21	June-30 and December-31, commencing December 31, 2016 through June 30, 2021	Not linked
Loan from bank	12/2016	140	4.90%	30.06.18	30.06.22	June-30 and December 30, commencing June 30, 2017 through June 30, 2022	Not linked
Loan from financial institution	06/2017	200	5.10%	30.06.19	30.06.22	June-30 and December-31, commencing December 31, 2017 through June 30, 2022	Not linked
Total		540

Comments:

(1) For a summary of the terms of the Company's loan agreements see the Company's 2017 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Other Credit Facilities" and the reference therein to "- Debt Service - Public Debentures". (2) In the reporting period, the Company fulfilled all terms of the loan agreements. (3) Loan agreements financial covenants - as of March 31, 2018 the net leverage (net debt to EBITDA excluding one-time events ratio- see definition in the reference above to the Company's 2017 Annual Report) was 3.10. (4) In the reporting period, no cause for early repayment occurred. (5) In the loan agreements, the Company undertook not to create any pledge on its assets, as long as the loans are not fully repaid, subject to certain exclusions. (6) According to the loan agreements the Company may prepay the loans, subject to a prepayment fee. (7) In June 2017, the Company entered into an additional loan agreement with the lender of the Company's existing bank loan for the provision of a deferred loan in a principal amount of NIS 150 million in March 2019. See more information in the reference above to the Company's 2017 Annual Report.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2018

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	331,819	165,418	-	-	-	97,804
Second year	331,819	80,302	-	-	-	76,751
Third year	113,097	80,302	-	-	-	61,126
Fourth year	166,034	157,334	-	-	-	53,540
Fifth year and on	538,733	1,104,645	-	-	-	117,555
Total	1,481,502	1,588,001	-	-	-	406,776

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	50,000	-	-	-	18,241
Second year	-	100,000	-	-	-	14,655
Third year	-	100,000	-	-	-	9,812
Fourth year	-	100,000	-	-	-	4,955
Fifth year and on	-	50,000	-	-	-	1,264
Total	-	400,000	-	-	-	48,927

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	28,000	-	-	-	6,154
Second year	-	28,000	-	-	-	4,800
Third year	-	28,000	-	-	-	3,430
Fourth year	-	28,000	-	-	-	2,056
Fifth year and on	-	28,000	-	-	-	684
Total	-	140,000	-	-	-	17,124

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2018 (cont`d)

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	331,819	243,418	-	-	-	122,198
Second year	331,819	208,302	-	-	-	96,206
Third year	113,097	208,302	-	-	-	74,367
Fourth year	166,034	285,334	-	-	-	60,551
Fifth year and on	538,733	1,182,645	-	-	-	119,504
Total	1,481,502	2,128,001	-	-	-	472,826

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	955	543	-	-	-	419
Second year	955	99	-	-	-	362
Third year	858	99	-	-	-	337
Fourth year	1,397	823	-	-	-	297
Fifth year and on	4,863	4,576	-	-	-	623
Total	9,028	6,140	-	-	-	2,038

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

ITEM 2

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at March 31, 2018 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at March 31, 2018

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into US dollar
	March 31,	March 31,	March 31,	December 31,
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Aaudited)
Assets
Cash and cash equivalents	589	593	169	527
Current investments, including derivatives	283	361	103	364
Trade receivables	1,293	1,276	363	1,280
Current tax assets	47	3	1	4
Other receivables	71	82	23	89
Inventory	67	69	19	70

Total current assets	2,350	2,384	678	2,334

Trade and other receivables	914	881	251	895
Property, plant and equipment, net	1,628	1,588	452	1,598
Intangible assets and others, net	1,230	1,271	362	1,260
Deferred tax assets	1	1	-	-

Total non- current assets	3,773	3,741	1,065	3,753

Total assets	6,123	6,125	1,743	6,087

Liabilities
Current maturities of debentures and of loans from financial institutions	709	565	161	618
Trade payables and accrued expenses	639	674	192	652
Current tax liabilities	1	-	-	4
Provisions	101	94	27	91
Other payables, including derivatives	243	255	72	277

Total current liabilities	1,693	1,588	452	1,642

Long-term loans from financial institutions	340	462	132	462
Debentures	2,511	2,487	708	2,360
Provisions	30	21	6	21
Other long-term liabilities	33	18	5	15
Liability for employee rights upon retirement, net	12	15	4	15
Deferred tax liabilities	137	120	34	131

Total non- current liabilities	3,063	3,123	889	3,004

Total liabilities	4,756	4,711	1,341	4,646

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(1)	-	-	-
Retained earnings	1,348	1,409	401	1,436

Non-controlling interest	19	4	1	4

Total equity	1,367	1,414	402	1,441

Total liabilities and equity	6,123	6,125	1,743	6,087

Date of approval of the condensed consolidated financial statements: May 29, 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

	Three-month period ended March 31,		Convenience translation into US dollar Three- month period ended March 31,	Year ended December 31,
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Aaudited)
Revenues	959	933	265	3,871
Cost of revenues	(665)	(665)	(189)	(2,680)

Gross profit	294	268	76	1,191

Selling and marketing expenses	(114)	(132)	(37)	(479)
General and administrative expenses	(113)	(91)	(26)	(426)
Other income, net	-	-	-	11

Operating profit	67	45	13	297

Financing income	16	11	3	52
Financing expenses	(47)	(44)	(13)	(196)
Financing expenses, net	(31)	(33)	(10)	(144)

Profit before taxes on income	36	12	3	153

Taxes on income	(10)	(5)	(1)	(40)
Profit for the period	26	7	2	113
Attributable to:
Owners of the Company	25	7	2	112
Non-controlling interests	1	-	-	1
Profit for the period	26	7	2	113

Earnings per share
Basic earnings per share (in NIS)	0.25	0.08	0.02	1.11

Diluted earnings per share (in NIS)	0.25	0.08	0.02	1.10

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	100,604,795	101,044,557	101,044,557	100,654,935

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	101,390,301	101,141,836	101,141,836	100,889,661

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience
			translation
			into US dollar
	Three- month period ended March 31,		(Note 2D) Three- month period ended March 31,	Year ended December 31,
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	26	7	2	113
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss, net	-	-	-	1
Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	-	-	-	1
Total other comprehensive income for the period, net of tax	-	-	-	1
Total comprehensive income for the period	26	7	2	114
Total comprehensive income attributable to:
Owners of the Company	25	7	2	113
Non-controlling interests	1	-	-	1
Total comprehensive income for the period	26	7	2	114

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company			Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Retained earnings	Total
	NIS millions					US$ millions

For the three-month period ended March 31, 2018 (Unaudited)
Balance as of January 1, 2018 (Audited)	1	1,436	1,437	4	1,441	410
Effect of initial application of IFRS 9*	-	(36)	(36)	-	(36)	(10)
Balance as of January 1, 2018 after initial application	1	1,400	1,401	4	1,405	400
Comprehensive income for the period
Profit for the period	-	7	7	-	7	2
Transactions with owners, recognized directly in equity
Share based payments	-	2	2	-	2	-
Balance as of March 31, 2018 (Unaudited)	1	1,409	1,410	4	1,414	402

	Attributable to owners of the Company				Non-controlling interests	Total equity
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions

For the three-month period ended March 31, 2017 (Unaudited)
Balance as of January 1, 2017 (Audited)	1	(1)	1,322	1,322	18	1,340
Comprehensive income for the period
Profit for the period	-	-	25	25	1	26
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1
Balance as of March 31, 2017 (Unaudited)	1	(1)	1,348	1,348	19	1,367

*
See Note 3, regarding Significant Accounting Policies - Application of a new standard effective January 1, 2018 - International Financial Reporting Standard 9 (2014), Financial Instruments ("IFRS 9” or “the standard”). According to the transitional method that was elected, comparative data were not restated.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions
For the year ended December 31, 2017 (Audited)

Balance as of January 1, 2017 (Audited)	1	(1)	1,322	1,322	18	1,340

Comprehensive income for the year
Profit for the year	-	-	112	112	1	113
Other comprehensive income for the year, net of tax	-	1	-	1	-	1
Transactions with owners, recognized directly in equity
Share based payments	-	-	2	2	-	2
Derecognition of non-controlling interests due to loss of control in a consolidated company	-	-	-	-	(15)	(15)
Balance as of December 31, 2017 (Audited)	1	-	1,436	1,437	4	1,441

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	26	7	2	113
Adjustments for:
Depreciation and amortization	133	133	38	555
Share based payments	1	2	-	2
Gain on sale of property, plant and equipment	-	-	-	(1)
Gain on sale of shares in a consolidated company	-	-	-	(10)
Income tax expense	10	5	1	40
Financing expenses, net	31	33	10	144

Changes in operating assets and liabilities:
Change in inventory	(3)	1	-	(6)
Change in trade receivables (including long-term amounts)	60	15	5	132
Change in other receivables (including long-term amounts)	(152)	9	3	(191)
Change in trade payables, accrued expenses and provisions	(11)	31	8	(27)
Change in other liabilities (including long-term amounts)	(6)	5	1	28
Payments for derivative hedging contracts, net	-	(2)	-	(3)
Income tax paid	(12)	(9)	(3)	(44)
Income tax received	-	-	-	42
Net cash from operating activities	77	230	65	774

Cash flows from investing activities
Acquisition of property, plant, and equipment	(93)	(99)	(28)	(346)
Additions to intangible assets and others	(47)	(47)	(13)	(237)
Change in current investments, net	1	(1)	-	(77)
Payments for other derivative contracts, net	(1)	-	-	-
Proceeds from sale of property, plant and equipment	-	-	-	1
Interest received	4	4	1	12
Proceeds from sale of shares in a consolidated company, net of cash disposed	-	-	-	3
Net cash used in investing activities	(136)	(143)	(40)	(644)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2017	2018	2018	2017
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	-	-	-	(3)
Receipt of long-term loans from financial institutions	-	-	-	200
Repayment of debentures	(514)	(362)	(103)	(864)
Proceeds from issuance of debentures, net of issuance costs	-	396	113	-
Dividend paid	-	-	-	(1)
Interest paid	(78)	(55)	(16)	(175)

Net cash used in financing activities	(592)	(21)	(6)	(843)

Changes in cash and cash equivalents	(651)	66	19	(713)

Cash and cash equivalents as at the beginning of the period	1,240	527	150	1,240

Cash and cash equivalents as at the end of the period	589	593	169	527

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim statements of the Group as at March 31, 2018 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular telecommunications services, landline telephony services, internet services, international calls services, television over the internet services (known as Over the Top TV services, or OTT TV services) and transmission services. The Company is controlled by Koor Industries Ltd., a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"), which is controlled by companies controlled by Mr. Eduardo Elsztain.

Note 2 - Basis of Preparation

A.            Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2017 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 29, 2018.

B.            Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.           Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.            Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the three month period ended March 31, 2018, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2018 (NIS 3.514 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.            Use of estimates and judgments

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of March 31, 2018	3.514	220.68
As of March 31, 2017	3.632	220.24
As of December 31, 2017	3.467	221.35

Increase (decrease) during the period:

Three months ended March 31, 2018	1.36%	(0.30)%
Three months ended March 31, 2017	(5.54)%	(0.20)%
Year ended December 31, 2017	(9.83)%	0.30%

*According to 1993 base index.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the change made in the accounting policies used in the condensed consolidated interim financial statement and its effect:

Application of a new standard effective January 1, 2018

IFRS 9 (2014), Financial Instruments

Effective January 1, 2018 the Group applied International Financial Reporting Standard 9 (2014), Financial Instruments ("IFRS 9” or “the standard”), which replaces International Accounting Standard 39, Financial Instruments: Recognition and Measurement (in this item “IAS 39”).

According to the transitional method that was elected, comparative data were not restated with an adjustment to the balance of retained earnings and other components of equity as from January 1, 2018 (the date of initial application).

Presented hereunder are the principal changes in accounting policies following application of the standard as from January 1, 2018:

Financial Instruments

Non-derivative financial liabilities

Change in terms of debt instruments
An immaterial change of terms or exchange of financial liabilities that does not cause a derecognition, is measured by discounting the new cash flows at the original effective interest rate and the difference between the present value of the financial liabilities with the new terms, and the present value of the original financial liabilities is recognized in the statement of income as profit or loss.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

Application of a new standard effective January 1, 2018 (cont'd)

IFRS 9 (2014), Financial Instruments (cont'd)

Impairment

Non-derivative financial assets
The Group recognizes a provision for expected credit losses in respect of financial assets at amortized cost. The Group measures the provision for expected credit losses at an amount equal to the full lifetime expected credit losses, other than the provisions hereunder that are measured at an amount equal to the 12-month expected credit losses:

-	Debt instruments that are determined to have low credit risk at the reporting date; and
-	Other debts instruments and deposits, for which credit risk has not increased significantly since initial recognition.

The Group has elected to measure the provision for expected credit losses in respect of trade and other receivables, at an amount equal to the full lifetime expected credit losses of the trade and other receivables.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition, and when estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available with no undue cost or effort. Such information includes quantitative and qualitative information, and an analysis, based on the Group’s past experience and informed credit assessment, and it includes forward looking information.

The maximum period considered when assessing expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of expected credit losses
Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.

The effect on the condensed Consolidated Interim Statements of Financial position as at January 1, 2018:

	According to the previous policy	Effect of the standard*	According to IFRS 9
	NIS millions
	(Unaudited)
Trade and other receivables (including long-term amounts)*	2,175	(12)	2,163
Debentures, including current maturities**	(2,900)	(34)	(2,934)
Deferred tax liabilities	(131)	10	(121)
Retained earnings	(1,436)	36	(1,400)

*	As a result of applying IFRS 9, the allowance for doubtful debts increased due to measurement of expected credit losses for the full lifetime of the trade and other receivables.

**
As a result of applying IFRS 9, the carrying amount of debentures whose terms were changed and for which a new effective interest rate was calculated at the time of the change in terms according to IAS 39, was recalculated from the date of the change in terms using the original effective interest rate.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments

 The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

—	Fixed-line segment - the segment includes landline telephony services, internet services, television services, transmission services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

	Three-month period ended March 31, 2018
	NIS millions
	(Unudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	626	307	-	933
Inter-segment revenues	4	36	(40)	-
Segment EBITDA*	112	68			180

Depreciation and amortization					(133)
Taxes on income					(5)
Financing income					11
Financing expenses					(44)
Share based payments					(2)
Profit for the period					7

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Three-month period ended March 31, 2017
	NIS millions
	(Unudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	688	271	-	959
Inter-segment revenues	4	45	(49)	-
Segment EBITDA*	159	42			201

Depreciation and amortization					(133)
Taxes on income					(10)
Financing income					16
Financing expenses					(47)
Share based payments					(1)
Profit for the period					26

	Year ended December 31, 2017
	NIS millions
	(Audited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the year

External revenues	2,685	1,186	-	3,871
Inter-segment revenues	14	162	(176)	-

Segment EBITDA*	595	258			853

Depreciation and amortization					(555)
Taxes on income					(40)
Financing income					52
Financing expenses					(196)
Other income					1
Share based payments					(2)
Profit for the year					113

* Segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in respect of voluntary retirement plans for employees, and gain (loss) due to sale of subsidiaries), depreciation and amortization and share based payments, as a measure of operating profit. Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Debentures and Long-term Loans from Financial Institutions

In January 2018, the Company issued a new series of debentures, Series L debentures, in a principal amount of approximately NIS 401 million, at an interest rate of 2.5% per annum (annual effective interest rate of 2.66%). Series L debentures principal will be payable in six installments, of which the first four installments of 15% of the principal each will be paid on January 5 of the years 2023 through 2026, and the remaining two installments of 20% of the principal each will be paid on January 5 of the years 2027 and 2028. The interest on the outstanding principal of the Series L debentures is payable on January 5 of each of the years 2019 through 2028. The series was issued at par value (NIS 1,000 per unit). The total consideration received by the Company was approximately NIS 400 million (NIS 396 million, net of issuance expenses). The debentures (principal amount and interest) are without any linkage.
The Series L debentures are unsecured and contain standard terms and conditions in addition to certain additional undertakings by the Company, generally similar to the terms of the Company's existing Series J and K debentures (for additional details, see Note 17 to the annual financial statements, regarding long-term loans from financial institutions), with a change to the additional interest to be paid in case of a two-notch downgrade in the debentures' credit rating to 0.5% (with no change to the maximum additional interest).

Note 6 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	March 31,				December 31,
	2017		2018		2017
	Book value	Fair value	Book value	Fair value	Book value	Fair value*
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(3,260)	(3,578)	(2,998)	(3,267)	(2,954)	(3,288)
Long-term loans from financial institutions including current maturities and accrued interest	(344)	(360)	(546)	(586)	(540)	(574)

* The fair value as of December 31, 2017, includes principal and interest in a total sum of approximately NIS 418 million, paid in January 2018.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments.
Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3: inputs that are not based on observable market data (unobservable inputs).

	March 31, 2018
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	356	-	-	356
Derivatives	-	5	-	5
Total assets	356	5	-	361
Financial liabilities at fair value
Derivatives	-	(16)	-	(16)
Total liabilities	-	(16)	-	(16)

	March 31, 2017
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	279	-	-	279
Derivatives	-	4	-	4
Total assets	279	4	-	283
Financial liabilities at fair value
Derivatives	-	(21)	-	(21)
Total liabilities	-	(21)	-	(21)

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

	December 31, 2017
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities and shares	361	-	-	361
Derivatives	-	3	-	3
Total assets	361	3	-	364
Financial liabilities at fair value
Derivatives	-	(18)	-	(18)
Total liabilities	-	(18)	-	(18)

During the reporting period, there have been no transfers between Levels 1 and 2.

(3)	Valuation methods to determine fair value

Foreign currency options - fair value is measured based on the Black-Scholes formula.

Forward contracts - fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustments required for the parties’ credit risks.

Note 7 - Revenues

Composition

	Three months ended March 31,		Year ended December 31,
	2017	2018	2017
	(Unaudited)		(Audited)
	NIS millions

Revenues from equipment	220	232	952

Revenues from services:
Cellular services	469	400	1,777
Land-line communications services	234	267	1,004
Other services	36	34	138
Total revenues from services	739	701	2,919
Total revenues	959	933	3,871

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Commitments

In April 2018, after the end of the reporting period, Marathon 018 Xfone Ltd., with which the Company entered a network sharing and hosting agreement, commenced operating in the Israeli cellular market. For additional details, see Note 30(D) to the annual financial statements, regarding Commitments.

Note 9 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements as of March 31, 2018 in respect of all lawsuits against the Group amounts to approximately NIS 48 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, seven purported class actions have been filed against the Group (five of which were included in Note 31(A) to the annual financial statements): four purported class actions with aggregate amounts claimed estimated by the plaintiffs of approximately NIS 89 million, a purported class action for a sum estimated by the plaintiffs of tens of millions of NIS, and two purported class action against the Group and other defendants together, in which the aggregate amounts claimed were estimated by the plaintiffs to be approximately NIS 69 million, without specifying the amount claimed from the Group. At this early stage it is not possible to assess their chances of success.

During the reporting period, three purported class actions (which were reported as dismissed in Note 31(A) to the annual financial statements), were concluded: two purported class actions against the Group, with aggregate amounts claimed estimated by the plaintiffs of approximately NIS 160 million and another purported class action against the Group for which the amount claimed from the Group was not specified.

In February 2018, the Company appealed the approval of allegation to the Supreme Court on District Court decision from December 2017, to certify as a class action, a lawsuit filed against the Company in May 2015, relating to an allegation that the Company unlawfully charged some of its subscribers for call details reports and the plaintiffs appealed the dismissal of other allegations. The total amount claimed was not estimated by the plaintiffs.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Contingent Liabilities (cont'd)

Consumer claims (cont'd)

In April 2018, after the end of the reporting period, a request to certify a lawsuit filed against the Company in December 2014 was approved as class action, relating to an allegation that the Company unlawfully charged subscribers who disconnected from the Company's services during a certain billing month for the full month. The total amount claimed was not estimated by the plaintiff.

After the end of the reporting period, ten purported class actions were filed against the Group: four purported class actions with aggregate amounts claimed estimated by the plaintiffs to be approximately NIS 273 million, three purported class actions in which the amount claimed if certified as class actions was not quantified, a purported class action against the Group and other defendants together, in which the amount claimed if certified as class action was not quantified, and two purported class actions with aggregate amounts claimed estimated by the plaintiffs to be approximately NIS 73 million were filed against the Group and other defendants together, for which the amount claimed from the Group was not specified. At this early stage, it is not possible to assess their chances of success.

After the end of the reporting period, three purported class actions against the Group in a total amount estimated by the plaintiffs to be approximately NIS 492 million, were concluded.

Note 10 - Subsequent Event

In May 2018, after the end of the reporting period, the Group in collaboration with the employees representatives, launched a new voluntary retirement plan for employees. As of the financial statements signing date, the number of employees who will join the plan and the expense the Company will record with respect to this plan, are unknown.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 30, 2018	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary